UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-41709

SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

On August 21, 2026, WISeKey International Holding Ltd. (“WISeKey”) announced the appointment of Alexander Hirsch as the Chief Marketing Officer (“CMO”) of the WISeKey Group and its affiliated companies, including SEALSQ Corp (“SEALSQ”). Mr. Hirsch will serve as CMO of both SEALSQ and WISeKey.

Biographical Information:

Alexander Hirsch, 43, has served as Group Chief Marketing Officer of WISeKey and SEALSQ since August 17, 2026. He is an international marketing executive with over 15 years of experience in go-to-market strategy, corporate communications, executive engagement, and brand scaling across global deep-tech, cloud software, and international organization sectors. Prior to joining the WISeKey Group, from October 2019 to November 2024, Mr. Hirsch served as Senior Director of EMEA Executive Field Marketing at Salesforce, where he led executive marketing strategies, oversaw the region’s Salesforce Innovation Centers, and managed major global partnership programs. Prior to Salesforce, from November 2014 to October 2019, Mr. Hirsch led global event marketing, communications, and participant engagement technologies at the World Economic Forum in Geneva for five years.

As the WISeKey Group’s CMO, Mr. Hirsch is responsible for leading global marketing, brand strategy, corporate communications, and commercial GTM execution across WISeKey and its subsidiary ecosystem, including SEALSQ, SEALQUANTUM, WISeSat.Space AG, and WISeID.

Mr. Hirsch is an alumnus of the World Economic Forum Global Leadership Fellows Program and holds an Executive MBA in Global Leadership delivered by the World Economic Forum, an MBA in Marketing from the Australian Institute of Business, an M.Sc. in Entrepreneurship, and a B.Sc. in Business Information Systems from the University of Liechtenstein.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-290963), as amended, and the registration statement on Form S-8 of the Company (File No. 333-287139), and into the base prospectus and any prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2026	SEALSQ CORP

	By:	/s/ Carlos Moreira
		Name:	Carlos Moreira
		Title:	Chief Executive Officer

	By:	/s/ John O’Hara
		Name:	John O’Hara
		Title:	Chief Financial Officer

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